SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 3)

Under the Securities Exchange Act of 1934

DAKOTA GROWERS PASTA COMPANY, INC.
(Name of Issuer)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

23422P106
(CUSIP Number)
MVC Capital, Inc. 287 Bowman Avenue, 2nd Floor Purchase, NY 10577 Attention: Michael Tokarz, Chairman (914) 701-0310
with a copy to: John L. Eisel, Esq. Wildman, Harrold, Allen & Dixon LLP 225 West Wacker Drive, Suite 2800 Chicago, Illinois 60606-1229 (312) 201-2000

March 10, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
MVC Capital, Inc. I.R.S. Identification No. 94-3346760
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,016,195
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
1,016,195
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,016,195
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.440% *
14	TYPE OF REPORTING PERSON (See Instructions)
IV

        * Calculated based on 10,764,932 shares of common stock outstanding as of March 10, 2010.

This Amendment No. 3 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission on August 6, 2004 by MVC Capital, Inc., a Delaware corporation (“MVC”) as amended by Amendment No. 1 filed by MVC on April 14, 2006 and Amendment No. 2 filed by MVC on May 11, 2007 (as amended, the “Schedule 13D”) with respect to the Common Stock,  Par Value $0.01 Per Share (the “Common  Stock”)  of  Dakota  Growers  Pasta  Company,   Inc.,  a  North  Dakota corporation  (the “Issuer”).  The Issuer's principal executive offices are located at One Pasta Avenue, Carrington, North Dakota 58421.

Unless set forth below, all previous Items are unchanged, and capitalized terms used herein which are not defined herein have the meanings given to such terms in the Schedule 13D.

Item 4.  Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following paragraphs at the end of the discussion:

Support Agreement

MVC, Agricore United Holdings Inc., a Delaware corporation (“Parent”), and Bluebird Acquisition Corporation, a North Dakota corporation and a wholly owned subsidiary of Parent (“Merger Sub”), entered into a Tender and Support Agreement, dated as of March 10, 2010 (the “Support Agreement”).  The Support Agreement provides that, among other things, MVC has agreed, on the terms and subject to the conditions set forth therein, to: (i) vote all of the Common Stock owned by MVC in favor of the Merger (as defined in that certain Agreement and Plan of Merger, dated as of March 10, 2010, by and between Parent, Merger Sub and the Issuer (the “Merger Agreement”)) and each of the other actions contemplated by the Merger Agreement; (ii) vote against any (A) merger or merger agreement (other than the Merger or the Merger Agreement), sale of assets or other transactions by the Issuer, (B) amendment of the Issuer’s organizational documents that would frustrate the transactions contemplated in the Merger Agreement or (C) action that would result in a breach of any representation, warranty or covenant of the Issuer under the Merger Agreement; (iii) tender its shares of Common Stock within 10 business days of the commencement of the Offer (as defined in the Merger Agreement) and (iv) tender its shares of Series F Convertible Preferred Stock, par value $01 per share, of the Company (“Series F Shares”) with a letter of instruction duly executed by MVC instructing the Issuer to convert all of MVC’s Series F Shares into shares of Common Stock and to immediately deliver such shares of Common Stock to the depositary for the Offer on behalf of MVC.

The conversion of the Series F Shares will be deemed effective upon receipt by the Issuer (with a copy to MVC) of a duly executed certificate of an executive officer of Parent stating that (i) all of the conditions to the Offer (other than the Minimum Condition (as defined in the Merger Agreement)) have been satisfied or waived, (ii) upon conversion by MVC of its Series F Shares into Common Stock and the tender of such Common Stock, the Minimum Condition will have been satisfied and (iii) Merger Sub has the financial means available to, and will, promptly following such conversion and tender by MVC, accept for payment all such Common Shares validly tendered in the Offer and not withdrawn.

The Support Agreement terminates upon the earliest to occur of: (i) the consummation of the Merger; (ii) the termination of the Merger Agreement; and (iii) Parent changing the terms of the Merger Agreement in certain ways that are disadvantageous to MVC, including decreasing the Common Offer Price and Series D Offer Price (each as defined in the Merger Agreement).  The Support Agreement also provides that the obligations contained therein will not require MVC or affiliated persons (including Michael Tokarz with respect to MVC) to take or in any way limit any action such person may take in order to satisfy such person’s fiduciary duties (as determined in good faith by such person after consultation with legal counsel) as a director of the Issuer, including by taking any action with respect to an Acquisition Proposal (as defined in the Merger Agreement) that is permitted under the no-solicitation provision of the Merger Agreement.

A copy of the Support Agreement is filed as Exhibit 6 hereto.  The Support Agreement is incorporated herein by reference and the foregoing summary of the Support Agreement is qualified in its entirety by reference thereto.  This Amendment does not purport to amend, qualify or in any way modify such agreement.

Item 5.  Interest in Securities of the Issuer.

Item 5(a) is hereby amended by replacing it in its entirety with the following:

(a)           The aggregate percentage of the Common Stock reported owned by MVC is based upon 10,764,932 shares of Common Stock outstanding as of March 10, 2010 (as provided by the Issuer and, including the 1,016,195 shares of Common Stock to which this Schedule 13D relates).

As of the close of business on March 12, 2010, MVC owns 1,016,195 shares of Common Stock, constituting approximately 9.440% of the shares of Common Stock outstanding.  Upon conversion of the Series F Shares as described in Item 4, MVC will own 2,081,195 shares of Common Stock, constituting approximately 17.593% of the shares of Common Stock then outstanding.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended to add the following:

As described in Item 4 hereto, MVC, Parent, and Merger Sub have entered into the Support Agreement.  The information set forth in Item 4 with respect to the Support Agreement is incorporated into this Item 6 by reference.

Item 7.  Material to be filed as Exhibits.

Item 7 is hereby amended by inserting the following at the end thereof:

Exhibit 6	Tender and Support Agreement, dated as of March 10, 2010, by and between MVC Capital, Inc., Agricore United Holdings Inc. and Bluebird Acquisition Corporation.

SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 16, 2010

MVC Capital, Inc.

By:	/s/ Michael Tokarz
Name: Michael Tokarz
Title: Chairman